Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

October 8, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 391,693 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from September 30, 2024, up to and including October 4, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 129,223,204 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (129,223,204) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
30/09/2024	LSE	26,749	737.06
30/09/2024	BATE	2,840	736.89
30/09/2024	CHIX	8,283	736.92
30/09/2024	AQUIS	1,820	737.07
01/10/2024	LSE	40,899	724.71
01/10/2024	BATE	9,297	724.68
01/10/2024	CHIX	38,008	725.13
01/10/2024	AQUIS	3,157	727.11
02/10/2024	LSE	42,209	748.81
02/10/2024	BATE	11,913	749.25
02/10/2024	CHIX	34,104	750.22
02/10/2024	AQUIS	6,257	746.59
03/10/2024	LSE	41,446	752.78
03/10/2024	BATE	11,928	752.34
03/10/2024	CHIX	32,573	751.74
03/10/2024	AQUIS	5,011	751.26
04/10/2024	LSE	37,339	765.72
04/10/2024	BATE	8,790	769.38
04/10/2024	CHIX	22,473	767.72
04/10/2024	AQUIS	6,597	762.01

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123